Exhibit 99.1
Suntech Reports Third Quarter 2010 Financial Results
San Francisco and Wuxi, China, November 17, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its third fiscal quarter ended September 30, 2010.
Third Quarter 2010 Highlights
•	Total net revenues were $743.7 million in the third quarter of 2010, representing growth of 19.0% sequentially and 57.2% year-over-year.

•	Total PV shipments increased 25.3% sequentially and 107.1% year-over-year.

•	Gross profit margin for the core wafer to module business was 18.2% in the third quarter of 2010.

•	Consolidated gross profit margin was 16.4% in the third quarter of 2010.

•	GAAP net income attributable to holders of ordinary shares was $33.1 million, or $0.18 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.
“The third quarter was a highly productive period for Suntech,” said Dr. Zhengrong Shi, Chairman and CEO. “Shipments and revenues each hit new quarterly records and we reached production capacity of 1.6GW. We are on track to achieve our goal of 1.8GW cell and module capacity by the end of this year.”
“In the third quarter, we continued to diversify our sales globally and participated in high profile solar projects across Europe, the Americas, and Asia Pacific. In Europe, we supplied a 5MW project in Thiva, which is one of the largest grid connected solar projects in Greece. In Asia Pacific, we were selected for phase two of a 44MW project in Thailand. And we recently opened our module manufacturing facility in Goodyear, Arizona, which will help us to service the accelerating demand in the Americas. Indicative of our rapid market penetration, we sold more product in the Americas in the third quarter of 2010 than we did in the full year 2009,” Dr. Shi continued.
“We are also pleased to announce we are in the process of extending our vertical integration into the wafer segment of the solar value chain. As we expand our internal wafer manufacturing capacity, we are confident we will have an improving earnings profile as we benefit from lower wafer cost. Upstream integration is in line with Suntech’s strategy to continue to reduce the cost of solar energy and stimulate greater global adoption of clean, renewable energy,” said Dr. Shi.

Recent Business Highlights
Upstream Integration
•	Suntech announced it is in the process of integrating 375MW of ingot and wafer slicing capacity in China. The wafer manufacturing capacity is being spun off from a subsidiary of Glory Silicon Technology Investments (Hong Kong) Limited, in which Suntech holds an equity investment.
Markets
•	Suntech partnered with Biosar Energy S.A. to supply solar modules to a 5MW solar project in Thiva, Greece. The solar plant, which is owned by Energy S.A., is one of the largest grid-connected solar plants in Greece.
•	Suntech opened its first U.S. manufacturing plant in Goodyear, Arizona. The new module production facility has an initial manufacturing capacity of 30MW and is expected to expand to 50MW in early 2011. The new plant provides a local platform to meet the burgeoning demand for solar products in the Americas.
•	Suntech signed a Letter of Intent with Calisolar Inc., a privately held, vertically integrated manufacturer of solar silicon, wafers and cells, to construct a solar silicon manufacturing facility in Ontario, Canada. Suntech intends to assist with financing the facility and sign a multi-year agreement to purchase solar silicon produced by Calisolar. Solar panels that utilize Calisolar silicon will qualify for the 2011 Ontario local content requirements.
•	Suntech was selected for phase two of a 44MW solar power plant in Thailand. Owned by Bangchak Petroleum Public Co., Ltd., and integrated by Solartron Public Co., Ltd., the landmark solar power plant will be one of the largest in Thailand and Southeast Asia.
Third Quarter 2010 Results
Total net revenues for the third quarter of 2010 were $743.7 million, an increase of 19.0% from $625.1 million in the second quarter of 2010 and an increase of 57.2% from $473.1 million in the third quarter of 2009. Total net revenues to the investee companies of GSF were $143.8 million in the third quarter of 2010. Revenue and profit related to the sales to investee companies of GSF during the third quarter of 2010 were fully recognized with accounts receivable fully collected during the same period.
For the third quarter of 2010, consolidated gross profit was $122.0 million and gross margin was 16.4% compared to consolidated gross profit of $113.9 million and gross margin of 18.2% in the second quarter of 2010. The sequential decline in gross margin was primarily due to a small decrease of average selling price, and a marginal increase in the cost of silicon wafers used in production.
Operating expenses for the third quarter of 2010 decreased to $59.5 million compared to $132.9 million in the second quarter of 2010. Operating expenses in the second quarter of 2010 included a non-cash impairment of thin film equipments and a special prepayment provision to account for credit risks associated with the delivery of silicon wafers from Shunda Holdings Co., Ltd. Operating expenses excluding provisions for bad debts were $54.5 million in the third quarter of 2010.
Income from operations was $62.6 million for the third quarter of 2010 compared to a loss from operations of $19.1 million in the second quarter of 2010.
Net interest expense increased to $23.1 million in the third quarter of 2010 compared to net interest expense of $22.7 million in the second quarter of 2010. Net interest expense in the third quarter of 2010 included $9.4 million in non-cash expenses of which $7.6 million was related to the adoption of FASB Codification 470-20-65, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion. This compares to $8.8 million in non-cash net interest expense in the second quarter of 2010.
Foreign currency exchange gain was $42.0 million in the third quarter of 2010 compared to a foreign exchange of loss of $61.4 million in the second quarter of 2010. The foreign currency gain in the third quarter was primarily related to the appreciation of the Euro versus the US Dollar during the third quarter of 2010.
Net other expense was $74.1 million in the third quarter of 2010, compared with net other income of $24.1 million in the second quarter of 2010. The net other expense in the third quarter of 2010 was mainly due to mark to market losses from hedging activities. The net impact of losses related to hedging and foreign exchange fluctuations was approximately $32.1 million in the third quarter of 2010.
Equity in earnings of affiliates in the third quarter of 2010 was $23.1 million compared to equity in loss of affiliates of $100.6 million in the second quarter of 2010. The equity in earnings of affiliates in the third quarter of 2010 was primarily related to a $19.8 million increase in the fair value of GSF’s investments in projects, due to the completion of construction of 10MW of projects in the third quarter of 2010. The equity in loss of affiliates in the second quarter of 2010 was primarily related to an impairment of equity investments in Shunda Holdings of $101.1 million.
Net income attributable to holders of ordinary shares was $33.1 million, or $0.18 per diluted ADS for the third quarter of 2010, compared to net loss of $174.9 million, or negative $0.97 per ADS, for the second quarter of 2010. Non-cash impairment charges and provisions related to thin film and Shunda had a negative impact of $1.00 per ADS in the second quarter of 2010.

In the third quarter of 2010, the major non-cash related expenses were share-based compensation charges of $3.2 million; $9.4 million of non-cash interest expenses, as mentioned above; and depreciation and amortization expenses of $26.7 million.
In the third quarter of 2010, capital expenditures, which were primarily for the addition of new production equipment, totaled $137.0 million.
Cash and cash equivalents totaled $946.2 million as of September 30, 2010, compared with $765.6 million as of June 30, 2010. The increase in cash and cash equivalents was mainly due to stringent working capital management and additional financing activities.
Accounts receivable totaled $443.7 million as of September 30, 2010, compared with $405.0 million as of June 30, 2010. The increase was in line with the increase in revenue. Days sales outstanding improved to 54 days in the third quarter of 2010, compared to 58 days in the second quarter of 2010.
Accounts receivable due from investee companies of GSF was $59.7 million as of September 30, 2010, compared with $94.2 million as of June 30, 2010. The sequential decrease in the related accounts receivable was due to the collection of approximately €33 million in the third quarter.
Inventory was $447.4 million as of September 30, 2010, compared with $381.5 million as of June 30, 2010. The increase in inventory was in line with the growth of production. Inventory turnover days declined to 66 days in the third quarter of 2010 from 68 days in the second quarter of 2010.
Accounts payable totaled $394.6 million as of September 30, 2010, compared with $366.1 million as of June 30, 2010. The increase in accounts payable was primarily due to increased material procurement to meet production requirements of burgeoning demand.
Business Outlook
In the fourth quarter of 2010, Suntech expects at least 10 percent sequential growth in shipments. Suntech targets to ship more than 1.5GW of solar products in 2010, representing year-over-year growth of at least 113%.
Consolidated gross margin in the fourth quarter of 2010 is expected to be approximately 17%, which is based on an assumed exchange rate of 1.35USD to the Euro.
GSF is in the process of constructing a further 140MW of projects, of which at least 80MW are expected to be completed in the fourth quarter of 2010. As a result Suntech expects that the fair value of those projects will increase significantly and Suntech will recognize a related gain in earnings of affiliates in the fourth quarter of 2010. As each of the economics and timing of completion of these projects is different it is difficult to provide an accurate estimation of the gain at this time.
Full year 2010 capital expenditures are expected to be approximately $350 million. Suntech targets to achieve 1.8GW of installed cell and module production capacity by the end of 2010.
Third Quarter 2010 Conference Call Information
Suntech management will host a conference call today, Wednesday, November 17, 2010 at 8:00a.m. U.S. Eastern Time (which corresponds to 9:00p.m.Beijing/Hong Kong time and 1:00p.m. Greenwich Mean Time on November 17, 2010) to discuss the company’s results.
To access the conference call, please dial +1-857-350-1682 (for U.S. callers/ international callers) or +852-3002-1672 (for HK callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until November 27, 2010 by dialing +1-617-801-6888 (passcode: 30650315).
Suntech Investor and Analyst Day 2010
Suntech will host an investor and analyst day in New York City on December 6, 2010 for institutional investors and equity analysts. For information or to register for this event, please contact:
The Piacente Group, Inc. | Investor Relations
Kristen McNally | Lee Roth
suntech@tpg-ir.com
+1 212-481-2050
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 12,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to increase PV cell production capacity to 1.8GW by the end of 2010; expected fourth quarter 2010 shipments and gross margin; full year 2010 shipment expectations; and 2010 capacity and capital expenditures; the ability to consummate the acquisition of Rietech; the ability to expand production capacity in Goodyear, Arizona to 50MW in early 2011 and the ability to consummate the transactions contemplated with Calisolar Inc. under the Letter of Intent. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	Sep 30,	Jun 30,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	946,220	765,599
Restricted cash	153,510	82,209
Inventories	447,371	381,548
Accounts receivable	443,717	404,968
—Investee companies of GSF	59,712	94,167
—from others	384,005	310,801
Value-added tax recoverable	61,461	50,924
Advances to suppliers	83,231	68,361
Other current assets	272,539	275,032

Total current assets	2,408,049	2,028,641

Property, plant and equipment, net	1,004,372	846,724
Intangible assets, net	179,423	171,836
Goodwill	91,260	85,329
Investments in affiliates	259,153	234,281
Long-term prepayments	203,497	184,623
Long-term loan to suppliers	53,679	54,195
Amount due from related parties	165,125	163,481
Other non-current assets	107,989	105,433

TOTAL ASSETS	4,472,547	3,874,543

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,024,218	939,154
Accounts payable	394,588	366,102
Convertible notes-current	414	4,179
Other current liabilities	617,540	229,487

Total current liabilities	2,036,760	1,538,922

Long-term bank borrowings	159,573	142,727
Convertible notes-non-current	543,262	531,755
Accrued warranty costs	71,930	65,091
Other long-term liabilities	179,315	124,215

Total liabilities	2,990,840	2,402,710

Total Suntech Power Holdings Co. Ltd. Equity	1,461,766	1,457,328
Noncontrolling interest	19,941	14,505
Total equity	1,481,707	1,471,833

TOTAL LIABILITIES AND EQUITY	4,472,547	3,874,543

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
Total net revenues	473,113	625,142	743,673
- Investee companies of GSF	—	—	143,769
- Others	473,113	625,142	599,904
Total cost of revenues	389,036	511,282	621,636

Gross profit	84,077	113,860	122,037

Selling expenses	15,477	17,440	18,775
General and administrative expenses	17,096	27,047	28,850
Research and development expenses	6,753	8,842	11,856
Provision for prepayment to affiliates	—	25,000	—
Impairment of long live assets	—	54,616	—

Total operating expenses	39,326	132,945	59,481

Income (loss) from operations	44,751	(19,085)	62,556

Interest expense	-24,963	-23,873	-26,219
Interest income	1,430	1,220	3,160
Foreign exchange gain (loss)	10,498	-61,435	42,020
Other income (expense), net	-3,800	24,076	-74,104

Income (loss) before income taxes	27,916	(79,097)	7,413
Tax (expense) benifit, net	-122	5,164	2,739

Net income (loss) after taxes before noncontrolling interest and equity in earnings of affiliates	27,794	(73,933)	10,152
Added Equity in earnings (loss) of affiliates, net of taxes	2,377	-100,610	23,065

Net income (loss)	30,171	(174,543)	33,217

Net (loss) attributible to the noncontrolling interest	-379	-318	-150

Net Income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	29,792	(174,861)	33,067

Net income (loss) per share and per ADS:
- Basic	0.17	(0.97)	0.18
- Diluted	0.16	(0.97)	0.18

Shares and ADSs used in computation:

- Basic	178,916,675	179,598,187	179,605,345
- Diluted	182,138,633	179,598,187	181,262,147

Each ADS represents one ordinary share